John J. O’Brien

Partner

215.963.4969

September 9, 2021

FILED AS EDGAR CORRESPONDENCE

Samantha A. Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:                             Response letter to comments on Post-Effective Amendment No. 24 to the Registration Statement of Adviser Managed Trust (File Nos. 333-169727 and 811-22480)

Dear Brutlag:

On behalf of our client, Adviser Managed Trust (the “Trust” or “AMT”), this letter responds to the comments and questions you provided via telephone on August 11, 2021, regarding the Trust’s Post-Effective Amendment No. 24, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 27, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on June 30, 2021 pursuant to pursuant to Rule 485(a)(2) under the 1933 Act (the “Amendment), for the purpose of introducing the Diversified Equity Fund, Core Fixed Income Fund and Enhanced Fixed Income Fund as new series of the Trust (each, a “Fund” and together, the “Funds”). As indicated in the Amendment, SEI Investments Management Corporation (“SIMC” or the “Adviser”) serves as investment adviser to the Funds. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.                                      Comment.             The Staff notes that comments for one Fund apply to all Funds where applicable.

Response.              The Trust acknowledges the Staff’s Comment and has made conforming changes to all three Funds that are the subject of the filing, where applicable.

2.                                      Comment.             Please provide the Funds’ ticker symbols on EDGAR and the prospectus and SAI cover pages.

Response.              The Trust confirms that the Funds’ ticker symbols will be updated on EDGAR and on the prospectus and SAI cover pages.

3.                                      Comment.             Please add a footnote to the fee table indicating that Other Expenses are estimated for the current fiscal year.

Response.              The requested change has been made.

4.                                      Comment.             Please change the footnotes in the fee table to numerals.

Response.              The requested change has been made.

5.                                      Comment.             Please confirm to the Staff that no acquired fund fees and expenses (“AFFE”) are anticipated in the first year of operations of the Diversified Equity Fund or Core Fixed Income Fund.

Response.              The Enhanced Fixed Income Fund, as least as an initial matter, expects to implement its investment strategy through investments in underlying exchange-traded funds.  Accordingly, the fee table for that Fund includes AFFE as a separate line item.  The Diversified Equity Fund and the Core Fixed Income Fund do not currently anticipate incurring a level of AFFE that would require a separate line item in their fee tables, as described in Instruction 3(f)(i) to Item 3 in Form N-1A.

6.                                      Comment.             Given the Funds’ investment strategies, please consider disclosing the indexes that each Fund will track and the following index information: (i) a description of the index and methodology, including the component selection criteria; (ii) an explanation of the index weighting methodology; (iii) the name of the index and the index provider; (iv) the rebalance and reconstitution process including the frequency thereof; and (v) the number or range of index components.

Response.              The specific index or combination of indexes to which the portfolio managers allocate the Funds’ assets are not as relevant to the Funds’ investors as they would be for a traditional passively-managed fund, which explicitly follows a single designated index — and only that index — each trading day.  The Funds’ investment strategies make clear that the portfolio managers retain the flexibility to use one or more indexes to achieve the desired beta or market exposure.  Including all of the requested detail for each index that the Funds’ portfolio managers may use to design the Funds’ portfolios would result in long and dense disclosure that would be largely irrelevant — and potentially confusing — to investors.  We addressed a similar comment from the SEC staff in a Correspondence filing dated September 16, 2020 for another series of the Trust, and at that same time we also enhanced the disclosure regarding factors that may influence the selectin of, or change in, indexes.  The Funds’ portfolio managers may deviate from the current allocation to the indexes depending on long-term capital market assumptions.

7.                                      Comment.             For each Fund, please disclose how many holdings the Fund expects to have at any given time.

Response.              The portfolio holdings of each Fund may vary over time based on its asset size and the allocations to the Indexes.  The Diversified Equity and Core Fixed Income Funds  are expected to have portfolios in excess of 1,000 holdings.  The Enhanced Fixed Income Fund will initially be invested in ETFs, as further discussed below in response to Comment #17, but could similarly have extensive holdings in the future.  Because the Funds do not expect to be concentrated or hold a small number of securities (other than with respect to the ETFs referenced above), and because the exact number of holdings could vary across a broad range, we have determined that it would not be useful to investors to disclose an expected level of portfolio holdings.

8.                                      Comment.             Please consider clarifying that the following sentence from the Diversified Equity Fund’s principal investment strategy to include a reference to an index replication strategy: “The Fund generally will attempt to invest in securities composing an Index in approximately the same proportions as they are represented in the Index.”

Response.              We believe that using the term “replication” in this initial sentence would inaccurately convey to investors that the Funds are purchasing all securities represented in an index, including with respect to their exact weighting.  As noted in the current disclosure, the Funds may use sampling or optimization techniques and may also use futures in lieu of directly investing directly in the securities.

9.                                      Comment.             Please consider revising the phrase “a sampling or optimization technique” in the Diversified Equity Fund’s principal investment strategy to state “representative sampling” and “index optimization technique.”

Response.              The requested change has been made.

10.                               Comment.             With respect to all three Funds, please clarify whether the disclosure that the market capitalization and composition of the Indexes are “subject to change” allows for the Adviser or the Sub-Adviser to materially change the market capitalization and composition of the Fund’s holdings in its discretion without notice to shareholders, and please consider the appropriate accompanying risk disclosures consequent to such potential changes.

Response.              In response to your comment, we have removed references to market capitalization from this disclosure with respect to the Core Fixed Income Fund and the Enhanced Fixed Income Fund.  In general, this disclosure is meant to inform investors that the characteristics and constituents of the Indexes on which the Funds’ strategies are constructed will change from time to time as a result of changes implemented by the Indexes.  There is further disclosure that allocations among the Indexes may change over time, based on the Adviser’s long-term capital market assumptions, which does not require shareholder notice.  Although we do not currently anticipate significant changes to the market capitalization and holdings of the Fund as a result of Index reallocations, we believe that the disclosure adequately conveys that the Diversified Equity Fund is subject to investment risks relating to issuers of various market capitalizations — including small and medium market capitalization — as well as portfolio turnover risk.  Relatedly, we have revised the Funds’ principal risk disclosure to include portfolio turnover risk for each Fund.

11.                               Comment.             With respect to “Exchange Traded Funds (ETFs) Risk,” please disclose that a Fund indirectly bears the proportionate share of any fees and expenses of the ETF in addition to the fees and expenses that the Fund and its shareholders directly bear in connection with the Fund’s operations.

Response.              The requested change has been made.

12.                               Comment.             Please consider moving the following disclosure to the beginning of the principal risks section:

Investing in the Fund involves risk, and there is no guarantee that the Fund will achieve its investment goal. You could lose money on your investment in the Fund, just as you could with other investments. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response.              In response to prior comments from the SEC Staff that were provided to affiliated registrants, the Trust and its affiliates have consistently included this disclosure at the end of the principal risks section of each fund.  Accordingly, in the interest of consistency across the various SIMC-managed funds, SIMC has determined to maintain the present location of this disclosure.

13.                               Comment.             With respect to the Core Fixed Income and Enhanced Fixed Income Funds’ principal investment strategies, please consider revising the reference to the market capitalization of the Indexes if a metric other than market capitalization is more relevant for fixed income Indexes.

Response.              In response to your comment, and as noted in the response to Comment #10 above, we have removed references to “market capitalization” from the disclosure of the Core Fixed Income and Enhanced Fixed Income Funds.  We have retained disclosure that the composition of an Index is subject to change.

14.                               Comment.             Please consider including “Concentration Risk” as a principal risk of the Core Fixed Income Fund, given that its principal investment strategy indicates that it may invest 90% of its assets in a single index.

Response.              We do not expect the Core Fixed Income Fund’s portfolio to be subject to concentration risk.  Accordingly, we have not included “Concentration Risk” as a principal investment strategy of the Fund.

15.                               Comment.             Please disclose the types of investments the Fund expects to hold that are tied to LIBOR. Please specifically disclose that LIBOR replacement may adversely affect the liquidity of certain Fund investments, in addition to their value.

Response.              The Core Fixed Income Fund’s principal risk disclosure in Item 4 current states that “certain Fund investments” may be adversely affected by the elimination of LIBOR, and the Fund’s Item 9 disclosure provides a more extensive discussion of those types of investments.  Accordingly, we do not believe that any changes to this disclosure are required at this time, but we will reconsider the Staff’s comment during the Trust’s upcoming annual update to its registration statement.

16.                               Comment.             The Enhanced Fixed Income Fund’s principal investment strategy disclosure states a broad universe of permissible investments, ranging from U.S. investment grade securities to emerging market junk bonds.  Please consider clarifying the Fund’s intended investments, perhaps by disclosing percentage limits on certain types of investments.

Response.              In response to your comment we have reviewed the Fund’s principal investment strategy disclosure and have concluded that it remains appropriate as-is.  The Fund needs to retain the flexibility to invest in a broad range of fixed income instruments over time.

17.                               Comment.             Please make more prominent the disclosure that the Enhanced Fixed Income Fund will invest solely in ETFs.

Response.              In response to your comment, we have enhanced the prominence of this disclosure.

18.                               Comment.             Please revise the Enhanced Fixed Income Fund’s reference to “sampling strategy” to “representative sampling strategy.”

Response.              The requested change has been made.

19.                               Comment.             With respect to Item 9 risks, please consider whether the use of Fund references at the beginning of certain risk disclosures is consistent across all risks or whether clarifications should be made to more clearly indicate which risks are applicable to which Funds.

Response.              In response to your comment, we have reviewed the Funds’ Item 9 risk disclosure and made clarifying changes where appropriate.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien